Exhibit 18

PREFERABILITY LETTER FROM INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

February 27, 2025

Dominion Energy, Inc.

600 East Canal Street

Richmond, Virginia 23219

Dear Sirs/Madams:

We have audited the consolidated financial statements of Dominion Energy, Inc. and subsidiaries (“Dominion Energy”) at December 31, 2024 and 2023, and for each of the three years in the period ended December 31, 2024, included in your Annual Report on Form 10-K to the Securities and Exchange Commission and have issued our report thereon dated February 27, 2025, which expresses an unqualified opinion and includes an explanatory paragraph concerning Dominion Energy’s change in accounting principle for the recognition of actuarial gains and losses on its defined benefit pension and other postretirement benefit plans into earnings from an amortization approach to immediate recognition. As a result of the change in accounting principle, Dominion Energy immediately recognizes into earnings the change in the fair value of plan assets and liabilities and net actuarial gains and losses annually in the fourth quarter of each fiscal year, as well as whenever a triggering event occurs that is determined to require remeasurement, effective in the fourth quarter of 2024. Note 2 to such consolidated financial statements contains a description of your adoption during the year ended December 31, 2024 of Dominion Energy’s change in method of accounting for the recognition of actuarial gains and losses on its defined benefit pension and other postretirement benefit plans into earnings from an amortization approach to immediate recognition, effective in the fourth quarter of 2024. In our judgment, such change is to an alternative accounting principle that is preferable under the circumstances.

Yours truly,

/s/ Deloitte & Touche LLP

Richmond, Virginia